UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Innate Pharma S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.05 per share

(Title of Class of Securities)

45781K105 (American Depositary Shares, each representing one Ordinary Share)

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

6-8, boulevard Haussmann

75009 Paris

France

+33 1 53 89 55 73

With copy to:

John C. Partigan

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45781K105
1	Name of Reporting Person Bpifrance Participations S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,389,406 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,389,406 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,389,406 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.0% of the Ordinary Shares; 7.9% of the theoretical voting rights[1]

14	Type of Reporting Person (See Instructions) OO

[1]	Percentages of class is calculated based on 80,212,069 Ordinary Shares outstanding and 80,969,909 theoretical voting rights, respectively, as of November 18, 2022, as reported by Euronext N.V. on November 16, 2022.

Page 2 of 8 pages

CUSIP No. 45781K105
1	Name of Reporting Person Caisse des dépôts et consignations
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,186,628 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,186,628 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,186,628 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.0% of the Ordinary Shares; 8.9% of the theoretical voting rights[2]

14	Type of Reporting Person (See Instructions) OO

[2]	Percentages of class is calculated based on 80,212,069 Ordinary Shares outstanding and 80,969,909 theoretical voting rights, respectively, as of November 18, 2022, as reported by Euronext N.V. on November 16, 2022.

Page 3 of 8 pages

CUSIP No. 45781K105
1	Name of Reporting Person EPIC Bpifrance
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,389,406 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,389,406 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,389,406 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.0% of the Ordinary Shares; 7.9% of the theoretical voting rights[3]

14	Type of Reporting Person (See Instructions) OO

[3]	Percentages of class is calculated based on 80,212,069 Ordinary Shares outstanding and 80,969,909 theoretical voting rights, respectively, as of November 18, 2022, as reported by Euronext N.V. on November 16, 2022.

Page 4 of 8 pages

CUSIP No. 45781K105
1	Name of Reporting Person Bpifrance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,389,406 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,389,406 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,389,406 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.0% of the Ordinary Shares; 7.9% of the theoretical voting rights[4]

14	Type of Reporting Person (See Instructions) OO

[4]	Percentages of class is calculated based on 80,212,069 Ordinary Shares outstanding and 80,969,909 theoretical voting rights, respectively, as of November 18, 2022, as reported by Euronext N.V. on November 16, 2022.

Page 5 of 8 pages

Amendment No. 2 to Schedule 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2021, as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on October 21, 202 (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Ownership is stated as of November 23, 2022, and the ownership percentages are based on 80,212,069 Ordinary Shares outstanding and 80,969,909 theoretical voting rights, respectively, as of November 18, 2022, as reported by Euronext N.V. on November 16, 2022.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

As of November 23, 2022, Bpifrance Participations held directly 6,389,406 Ordinary Shares and CDC Croissance S.A., a wholly-owned subsidiary of CDC (“CDC Croissance”), held directly 797,222 Ordinary Shares. None of Bpifrance, CDC nor EPIC held any Ordinary Shares directly. Bpifrance may be deemed to be the beneficial owner of 6,389,406 Ordinary Shares, indirectly through its ownership of Bpifrance Participations. EPIC may be deemed to be the beneficial owner of 6,389,406 Ordinary Shares, indirectly through its joint ownership and control of Bpifrance. CDC may be deemed to be the beneficial owner of (i) 6,389,406 Ordinary Shares, indirectly through its joint ownership and control of Bpifrance, and (ii) 797,222 Ordinary Shares, indirectly through its ownership of CDC Croissance.

(a) See also the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference. The percentages of Ordinary Shares beneficially owned and theoretical voting rights of each Reporting Person is based on 80,212,069 Ordinary Shares outstanding and 80,969,909 theoretical voting rights, respectively, as of November 18, 2022, as reported by Euronext N.V. on November 16, 2022.

(b) See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

Page 6 of 8 pages

(c) Between October 14, 2022 and November 23, 2022, CDC Croissance, sold 839,318 Ordinary Shares it held directly:

Date	Amount of Shares	Average Per Share Price (EUR)	How Effected
10/14/2022	37,577	2.0343	Open Market
10/17/2022	30,000	2.0802	Open Market
10/18/2022	30,000	2.1147	Open Market
10/19/2022	29,997	2.0526	Open Market
10/20/2022	30,002	2.0433	Open Market
10/21/2022	30,001	2.0252	Open Market
10/24/2022	30,000	2.0790	Open Market
10/25/2022	30,000	2.0202	Open Market
10/26/2022	29,700	2.0221	Open Market
10/27/2022	30,150	2.0145	Open Market
10/28/2022	28,856	2.0145	Open Market
11/2/2022	16,188	2.0458	Open Market
11/3/2022	50,590	2.0268	Open Market
11/4/2022	53,222	2.0131	Open Market
11/7/2022	26,846	2.0232	Open Market
11/8/2022	23,631	2.0530	Open Market
11/9/2022	34,951	2.0183	Open Market
11/10/2022	64,572	2.0103	Open Market
11/14/2022	49,867	2.3855	Open Market
11/15/2022	31,367	2.2637	Open Market
11/16/2022	56,028	2.1584	Open Market
11/17/2022	40,666	2.1163	Open Market
11/18/2022	30,660	2.1264	Open Market
11/21/2022	8,149	2.1385	Open Market
11/22/2022	8,149	2.1309	Open Market
11/23/2022	8,149	2.1239	Open Market

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 12, 2021, by and among the Reporting Persons.

Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2022

Bpifrance Participations S.A

	By:	/s/ Sophie Pacquin
	Name:	Sophie Pacquin
	Title:	Director of Legal Affairs

CDC des dépôts et consignations

	By:	/s/ Laurence Giraudon
	Name:	Laurence Giraudon
	Title:	Chief Operating Officer, Finance and Operations Department, Asset Management Division

EPIC Bpifrance

	By:	/s/ Sophie Pacquin
	Name:	Sophie Pacquin
	Title:	Director of Legal Affairs

Bpifrance S.A

	By:	/s/ Boubakar Dione
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

Page 8 of 8 pages

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

CAROLE ABBEY DUVAL	Director, Head of the Steering Department of strategic holdings at Caisse des Dépôts

REMI FOURNIAL	Director, Head of M&A at Groupe Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, Chief Growth Officer and General Representative at Solarisbank

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

CAROLINE PAROT	Director, CEO of Europcar Mobility Group

ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS ET CONSIGNATIONS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts et consignations are set forth below. The business address of each director and executive officer is Caisse des Dépôts et consignations, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chief Executive Officer of Caisse des dépôts et consignations

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des dépôts et consignations

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance, Bpifrance Participations and Bpifrance SA

VIRGINIE CHAPRON-DU-JEU	Director of Finance of Caisse des dépôts et consignations

PIERRE CHEVALIER	Head of Legal and Tax Department of Caisse des dépôts et consignations

NATHALIE TUBIANA	Risk Director of Caisse des dépôts et consignations

OLIVIER MAREUSE	Chief Investment officer - Director of Savings Funds of Caisse des dépôts et consignations

CATHERINE MAYENOBE	Secretary General of Caisse des dépôts et consignations

SOPHIE QUATREHOMME	Group Corporate Communications Director of Caisse des dépôts et consignations

MICHEL YAHIEL	Pensions and Solidarity Director of Caisse des dépôts et consignations

ANTOINE SAINTOYANT	Director of strategic holdings of Caisse des dépôts et consignations

AURELIE ROBINEAU-ISRAEL	Director of Human Ressources of Caisse des dépôts et consignations

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

CHRISTIAN BODIN	Director, Chairman, Chief Executive Officer of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

PIERRE CHABROL	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

LOUIS PASQUIER DE FRANCLIEU	Director, Deputy Director at the 3rd General Directorate for Budget of the Ministry of Economy and Finance

VINCENT TEJEDOR	Director, Assistant Director in charge of the development of enterprises, General Directorate for Companies of the Ministry of Economy and Finance

EMMANUELLE BENHAMOU	Director, Deputy at the audit and accounting department of the Agence des Participations de l’Etat (French State Shareholding Agency)

GERALDINE LEVEAU	Director, Deputy General Secretary for Public Investment

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Director, Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

ALEXIS ZAJDENWEBER	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

SEBASTIEN RASPILLER	Director, Chief of the service relating to the financing of the economy at the Direction Générale du Trésor (French Treasury)

MARIE DELEAGE	Director representing the employees of Bpifrance

PHILIPPE BAYEUX	Director representing the employees of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director, Director of Finance for the Caisse des Dépôts Group

CLAIRE DUMAS	Director, Finance Director at Société Générale

SOPHIE STABILE	Director, CFO at Groupe Lagardère

CATHERINE LAGNEAU	Director, Deputy Director of the General council of economy

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, farming and associations

CAROLE ABBEY DUVAL	Director, Head of the Steering Department of strategic holdings at Caisse des Dépôts

DIANE SIMIU	Director, deputy of the general commissioner for sustainable development at the Ministry for economic and solidarity transition

4